

Mail Stop 3030

September 15, 2009

Via U.S. Mail

Mr. Jianhua Wu
Chief Executive Officer
China Wind Systems, Inc.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, China 214181

> **Re:** **China Wind Systems, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 33-16335**

Dear Mr. Wu:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief